

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

<u>Via E-mail</u>
Avshalom Kalichstein
Chief Executive Officer
Easterly Acquisition Corp.
138 Conant Street
Beverly, MA 01915

> **Re: Easterly Acquisition Corp.**
> **Amendments No. 1 and 2 to Registration Statement on Form S-1**
> **Filed June 11 and 12, 2015**
> **File No. 333-203975**

Dear Mr. Kalichstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2015 letter.

<u>Prospectus Cover</u>

1. Please address prior comment 1 as it applies to the disclosure on your prospectus cover.

2. Please clarify in an appropriate section of your document whether the one-half warrant underlying the units will be tradable on the disclosed exchange or whether only whole warrants will trade. In this regard, it is unclear why the last paragraph on page 3 of exhibit 5.1 does not address the half warrants.

3. Given the 24-month limit disclosed here, please tell us the purpose of the first parenthetical phrase in the last paragraph of exhibit 4.1.

Redemption of warrants, page 10

4.   From your response to prior comment 6 and your disclosure on page 10 that you may redeem the warrants only after they are exercisable, it appears that you may not redeem warrants that are not eligible to be exercised under applicable state law. We also note your disclosure that you will redeem outstanding warrants "in whole and not in part." Therefore, please confirm our understanding that you may not redeem any of the warrants if any single warrant cannot be exercised under applicable state law.

Manner of conducting redemptions, page 16

5.   The last sentence of this section appears to indicate that you will not complete the business combination redemptions if the redemptions would cause your net tangible assets to fall below the $5,000,001 threshold. Please reconcile this statement with section 9.2(e) of exhibit 3.2 which appears to be limited to redemptions in connection with a vote.

Redemption rights in connection with…, page 19

6.   From your response to prior comment 12, it appears that the underwriting agreement will include contingencies that create an offering that is other than a firm commitment. It is unclear whether the underwriters will be collecting funds prior to the contingency being satisfied. If so, please tell us whether the underwriters with comply with Rule 15c2-4. Also, please note that the inclusion of an overallotment option is inconsistent with a contingency offering. Please advise or revise as appropriate.

7.   Please reconcile your disclosure here that the redemption in connection with an amendment will occur on the date of approval of the amendment with the last sentence of section 9.3(c) of exhibit 3.2.

Redemption of public shares…, page 21

8.   We note that paragraph 2 of exhibit 10.4 states that the 24-month time limitation can be extended by approval of the Company's shareholders in accordance with your certificate of incorporation. We also note that, under paragraph 16, this exhibit will "terminate in the event that that the Public Offering is not consummated and closed by 24 months from the date of the Public Offering." Please revise your disclosure to address whether your sponsor and insiders will have a claim to funds held in the trust account if the 24-month period is extended given that the waiver in paragraph 2 will be terminated at that time.

Indemnity, page 23

9.   Please tell us why the waiver in the second paragraph of section 2 of exhibit 10.4 is limited to claims "as a result of any liquidation of the company with respect to the

Founder Shares." Address in your response whether the Sponsor or Insiders would have any other right, title, interest or claim to the funds in the trust account.

Risk Factors, page 27

10.   We note your response to prior comment 11. We also note that many of the terms intended to preserve your disclosed intentions are in agreements that may be changed without shareholder consent. We note, for example, the last sentence of your response to prior comment 3 and the last sentence of your response to prior comment 8. Therefore, please add a risk factor to make clear the extent to which the disclosed plans can be changed without consent of the investors in this offering.

11.   The first bullet point of your response to prior comment 11 indicates that stockholders will have a redemption right if you amend any provision of your certificate of incorporation related to stockholders' rights or pre-business combination activity; however, section 9.7 of exhibit 3.2 appears to provide a redemption right only if the amendment would affect the substance or timing of your obligation to redeem shares if you have not consummated a business combination within 24 months. Please reconcile.

12.   Please add a risk factor that explains the greater risk created by the structure of your agreements described in your response to prior comment 15. Avoid mitigating language in your risk factor.

13.   We note your response to prior comment 21; however, it continues to appear that the tax uncertainties that investors in this offering will face should be addressed clearly in a risk factor. Please revise or advise.

We may not be able to complete our initial business combination…, page 29

14.   We note your response to prior comment 22. However, section 3.2 of exhibit 4.4 appears to provide that the warrants will expire worthless upon the earlier of liquidation or the expiration of 24-month time period, even if the 24-month period is extended. If true, please clearly alert investors to this provision in an appropriate risk factor. Distinguish between the treatment of the private placement warrants and the public warrants, if any.

If we are deemed to be an investment company…, page 35

15.   Please expand your response to prior comment 23 to tell us why you believe satisfying only the conditions mentioned section 1(c) of exhibit 10.5 would make the exemption applicable.

We are not registering the shares of common stock…, page 36

16.   The caption of this risk factor suggests that the warrants can be exercised on a cashless basis if the underlying securities are not registered under state securities laws; however,

the text of your risk factor regarding using your best efforts to register or qualify the shares under state securities laws for cashless exercise appears to be inconsistent with the caption. Please clarify.

We may amend the terms of the warrants…, page 48

17.   Please reconcile your disclosure in this risk factor that you may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding public warrants with paragraph 9.8 of exhibit 4.4, which requires 50% approval.

Use of Proceeds, page 54

18.   We note your response to prior comment 27; however, if you do not believe that your franchise tax obligation will be $180,000, please revise your disclosure on page 63 to remove any implication to the contrary.

Status as a Public Company, page 73

19.   We note your response to prior comment 28; please provide your analysis of whether the risk of potential unknown liabilities, whether related to your securities transactions or otherwise, materially affects a target's analysis of your company.

Redemption, page 81

20.   We note your disclosure in response to prior comment 30. If your reference to the "remaining holders" means holders of your outstanding common stock after you have redeemed the common stock sold in this offering, please revise to clarify.

Transfers, page 102

21.   We note your response to prior comment 40; however, it is unclear why the last clause of this section applies only "in the case of clauses (a) through (e)" and not in the case of clause (f). Please advise or revise.

22.   Please tell us why this section does not address section 2.5(g) of exhibit 4.4.

Redeemable Warrants, page 109

23.   We note your response to prior comment 44. From your disclosure on page 112, the purpose and effect of the Black-Scholes Warrant Value exercise price reduction remains unclear. Please provide us an example of a transaction in which the warrant price would be so reduced, and explain how the reduction achieves the intended purpose of the

adjustment. Also, please replace the vague term, *certain*, in your revisions on page 112 with clear disclosure about the purpose and effect of the exception.

24.   We note your response to prior comment 45 and your disclosure on page 111 that shares are "registered as part of the registration statement of which this prospectus is a part." However, the fee table on the facing page of this registration statement does not include the shares underlying the warrants. Therefore, it is unclear on what authority you rely to conclude that the registration statement could cover shares to be issued as a result of a stock split, stock dividend, or similar transaction affecting such underlying securities. Please revise or advise.

25.   Please tell us why you deleted the second paragraph that previously followed the list of bullet points in this section.

26.   Please clarify your disclosure regarding the rights to exercise on a cashless basis to address the 61 business days mentioned in section 7.4.1 of exhibit 4.4

Certain Anti-Takeover Provisions of Delaware Law…, page 115

27.   Please describe the anti-takeover effect of sections 5.3 and 5.4 of exhibit 3.2.

Underwriting, page 126

28.   We note your response to prior comment 47. Given that you are not eligible to conduct an at-the-market offering, it is unclear on what authority you rely to conclude that the offering price and other terms of the transaction could be revised before the completion of this offering. Please revise or advise.

Signatures

29.   Please include the signature of the attorney-in-fact who signed the document on behalf of the identified individuals.

Exhibit 5.1

30.   We note the second sentence of the second paragraph on page 2 of this exhibit. Please tell us what documents included in that assumption are relevant to the opinion required by Regulation S-K Item 601(b)(5) for the common stock. Also, if the assumptions in that sentence prove incorrect, please tell us how the opinions regarding the units and warrants would be affected; if the opinions would differ should the assumptions prove to be incorrect, it is unclear why the assumptions are appropriate.

31.   Please tell us who are the "other representatives" mentioned in the second sentence of the second paragraph on page 2 of this exhibit. Also, please tell us why you believe it is

appropriate for the opinion to assume the accuracy of those representatives' representations of facts.

32.   Please file an opinion that addresses all laws in the appropriate jurisdictions, not just the laws that are "normally applicable" in counsel's "experience."

33.   Please provide us your analysis of why clauses (a) and (b) on page 3 of the exhibit are relevant to the opinion required by Regulation S-K Item 601(b)(5) for the common stock.

34.   Please tell us the nature of the exceptions and limitations mentioned in clause (b)(i) on page 3 of the exhibit, and why it is appropriate for the opinion to be subject to those exceptions and limitations.

35.   Please provide us your analysis of how the laws of the State of New York are the appropriate laws governing the opinion addressed in the paragraph numbered 1 on page 3 of this exhibit.

You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Gregg A. Noel, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP